EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Years ended December 31,
	Post-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger	Pre-merger
(In thousands, except ratio)	2008 (1)	2008 (2)	2007 (3)	2007	2006	2005	2004	2003
Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates and cumulative effect of a change in accounting principle	$(79,025)	$474,657	$840,969	$1,198,646	$1,071,437	$961,860	$1,200,551	$1,725,685
Dividends and other received from nonconsolidated affiliates	5,782	21,876	20,352	6,793	15,179	14,696	13,491	2,096

Total	(73,243)	496,533	861,321	1,205,439	1,086,616	976,556	1,214,042	1,727,781

Fixed Charges

Interest expense (4)	281,479	213,210	347,525	451,870	484,063	443,442	367,511	392,215
Interest portion of rentals	90,189	264,387	288,909	418,587	374,875	342,462	321,342	282,575

Total fixed charges	371,668	477,597	636,434	870,457	858,938	785,904	688,853	674,790

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	371,668	477,597	636,434	870,457	858,938	785,904	688,853	674,790

Total earnings available for payment of fixed charges	$298,425	$974,130	$1,497,755	$2,075,896	$1,945,554	$1,762,460	$1,902,895	$2,402,571

Ratio of earnings to fixed charges (5)	N/A	2.04	2.35	2.38	2.27	2.24	2.76	3.56

Rental fees and charges	257,684	755,391	825,454	1,195,962	1,071,072	978,463	918,120	807,356

Interest portion	35%	35%	35%	35%	35%	35%	35%	35%

(1)	For the period from July 31 through September 30, 2008.

(2)	For the period from January 1 through July 30, 2008.

(3)	For the nine months ended September 30, 2007.

(4)	The interest amount does not include interest expense associated with unrecognized tax benefits.

(5)	Earnings, as adjusted, were not sufficient to cover fixed charges by approximately $73.2 million for the post merger period from July 31 through September 30, 2008.